CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

JAMBA, INC.

Jamba, Inc. (the “Company”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”), does hereby adopt this Certificate of Amendment, which amends its Amended and Restated Certificate of Incorporation and all amendments thereto that are in effect immediately prior hereto (the “Certificate of Incorporation”) as described below, and does hereby certify as follows:

1. The name of this corporation is Jamba, Inc.

2. The Certificate of Incorporation of the Corporation is hereby amended by deleting in its entirety Article FOURTH thereof and inserting in lieu thereof the following:

“FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 31,000,000 of which 30,000,000 shares shall be Common Stock of the par value of $.001 per share and 1,000,000 shares shall be Preferred Stock of the par value of $.001 per share.

A. Preferred Stock. The Board of Directors is expressly granted authority to issue shares of the Preferred Stock, in one or more series, and to fix for each such series such voting powers, (full or limited, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issue of such series (a “Preferred Stock Designation”) and as may be permitted by the GCL. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, without a separate vote of the holders of the Preferred Stock, or any series thereof, unless a vote of any such holders is required pursuant to any Preferred Stock Designation.

B. Common Stock. Except as otherwise required by law or as otherwise provided in any Preferred Stock Designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.”

Effective at 5:00 p.m. (PDT) on the date of filing with the Secretary of State of the State of Delaware (such time, on such date, the “Effective Time”), pursuant to the GCL, of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Corporation, each five (5) shares of Common Stock either issued and outstanding or held by the Corporation in its treasury immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. All shares of Common Stock (including fractions thereof) held by a holder immediately prior to the Reverse Stock Split shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of a fractional share. Any fractional share resulting from such aggregation of Common Stock upon the Reverse Stock Split shall be converted into the right to receive a cash payment in an amount equal to the fraction to which such holder would otherwise be entitled multiplied by the closing price of a share of Common Stock on the NASDAQ Global Market immediately prior to the Effective Time. The Company shall not be obligated to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Company or its transfer agent, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Each stock certificate that, immediately prior to the Effective Time of the Reverse Stock Split, represented shares of old Common Stock shall, from and after the Effective Time of the Reverse Stock Split, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of new Common Stock into which the shares of old Common Stock represented by such certificate shall have been reclassified (as well as the right to receive cash in lieu of any fractional shares of new Common Stock as set forth above), provided, however, that each holder of record of a certificate that represented shares of old Common Stock shall receive, upon surrender of such certificate, a new certificate representing the number of whole shares of new Common Stock into which the shares of old Common Stock represented by such certificate shall have been reclassified, as well as any cash in lieu of fractional shares of new Common Stock to which such holder may be entitled as set forth above.”

3. The Board of Directors duly adopted resolutions in accordance with Section 242 of the General Corporation Law, approving the foregoing amendments, declaring said amendments to be advisable and in the best interests of the Company and its stockholders, and authorizing the appropriate officers of the Company to solicit the consent of the Company’s stockholders.

4. The foregoing amendments of the Certificate of Incorporation have been duly adopted by the Company’s stockholders in accordance with the provisions of Sections 211 and 242 of the General Corporation Law.

5. This amendment to the Company’s Certificate of Incorporation shall be effective on and as of the date of filing of this Certificate of Amendment with the Delaware Secretary of State.

IN WITNESS WHEREOF, the undersigned officer has executed this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Jamba, Inc. as of this 31st day of May, 2013.

JAMBA, INC.

By:	/s/ Karen L. Luey
Name:	Karen L. Luey
Title:	Chief Financial Officer, Chief Administrative Officer, Executive Vice President and Secretary